

April 18, 2014

Via E-mail
Richard S. Sokolov
SPG SpinCo Subsidiary Inc.
225 West Washington Street
Indianapolis, Indiana 46204

Re: **Washington Prime Group Inc. (f/k/a SPG SpinCo Subsidiary Inc.)**
        Amendment No. 2 to Registration Statement on Form 10-12(b)
        Filed March 24, 2014
        File No. 001-36252

Dear Mr. Sokolov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1 Information Statement of Washington Prime Group Inc., page 50

1.   We note your response to comment 2 of our letter dated March 14, 2014 and your revision to the equity section of the Capitalization table on page 47 and the Pro Forma Combined Balance Sheet on page 52. Please revise to present the pro forma corporate equity section of WPG after the separation from SPG. Also, revise to explain the $10.1 million adjustment to "Existing mortgages" presented on page 47.

2.   We note your response to comment 3 of our letter dated March 14, 2014 and your revision to the pro forma financial statements relating to the anticipated additional debt. Please revise footnote B to present your calculation of the adjustment to interest expense relating to each type of new debt (i.e., revolving credit facility, term loan facility and new secured mortgage loans), including the assumed interest rate and amortization of deferred

debt issuance costs. Also, if actual interest rate can vary from those assumed, please disclose the effect on income of 1/8 percent variance in interest rate.

3.   Please revise footnote D on page 53 and the pro forma balance sheet on page 52 to present the pro forma revolving credit facility, the term loan facility and new secured mortgage loans on a disaggregated basis.

4.   We note your disclosure on page 53 that adjustment A reflects the employment agreement with your Chief Executive Officer and the disclosure on page 91 relating to this agreement. We note that this compensation agreement includes annual base salary, bonus, and one-time and performance-based equity grants with different vesting conditions. Please revise to present your calculation of each element of compensation included in the adjustment, the assumptions involved relating to performance-based vesting criteria and your basis thereof.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief